Exhibit 99.1

INX LIMITED ANNOUNCES UPDATED TIMETABLE FOR TOKEN LISTING

WORLD’S FIRST SEC-REGISTERED SECURITY TOKEN TO BE LISTED IN JULY

Wallet whitelisting now available for token holders and the general public

NEW YORK, CHICAGO, – May 28, 2021 - INX Limited (“INX”), the owner of blockchain-based platforms for trading digital securities and cryptocurrencies, today announces that its SEC-registered digital security, the INX Token, will be listed in July on the Openfinance Securities ATS, INX’s digital securities trading platform.

Shy Datika, President of INX, commented “We are excited to list as soon as possible. We have a team diligently working to enhance the technology and onboarding experience to meet strong customer demand. We very much appreciate the community’s enthusiasm and patience.”

“This extended timeframe will additionally allow us to onboard more customers to the platform, which we believe will be a welcome outcome for all users of the platform.”

In anticipation of the listing, whitelisting of additional Ethereum wallets for INX Token holders and the general public is now available on the INX website.

INX recently completed the first SEC-registered digital security IPO for both retail and institutional investors. The INX digital securities platform will provide innovative trading and capital raising opportunities to enterprises and companies worldwide through its platform. For more information on INX Limited, please visit the website www.inx.co and follow the platform on Instagram, Facebook, Twitter, YouTube or LinkedIn.

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About INX Limited

INX Limited provides regulated trading platforms for digital securities and cryptocurrencies combining traditional markets expertise and an innovative fintech approach. INX is led by an experienced team of business, finance, legal and blockchain technology experts unified by the vision of redefining the world of capital markets via the leveraging of blockchain technology with a regulatory path.

About Openfinance

Openfinance Securities, LLC, Member FINRA/SIPC, is an SEC-designated ATS licensed to trade digitally-formatted securities, including blockchain-based STOs, and is a wholly-owned, separately operated subsidiary of INX Limited. Openfinance transformed alternative asset investing with the leading trading platform for secondary trading of digital securities by providing unprecedented access to liquidity and investment opportunities in the $8.8 trillion alternative asset market.

Forward Looking Statements

Some of the statements in this press release constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in greater detail in our Annual Report on Form 20-F for the year ending December 31, 2020, filed with the Securities Exchange Commission on April 29, 2021, including under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date hereof, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Press Inquiries:

INX Limited

Denise Weaver

Pistol x Stamen

Tel: 310-721-6710

Email: dweaver@pistolandstamen.com